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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~137569~~ 8-67080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2007___ AND ENDING ___December 31, 2007___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Performance Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago   Illinois   60604
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Grigus   312-362-2372
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – if individual, state last, first, middle name))

233 S. Wacker Drive, Sears Tower   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Philip Grigus _____, affirm that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ PEAK6 Performance Management LLC _____, as
of _____ December 31, _____, 20 07____, are true and correct. I further affirm that
neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

"OFFICIAL SEAL"
DONNA LAHEY
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/06/10

_____
Philip Grigus

Chief Financial Officer of Managing Member
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(l).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

PEAK6 Performance Management LLC
December 31, 2007
With Report of Independent Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Chicago, Illinois regional office of the Securities and Exchange Commission, the region in which PEAK6 Performance Management LLC has its principal place of business.

PEAK6 Performance Management LLC

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Members
PEAK6 Performance Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Performance Management LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Performance Management LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 27, 2008

PEAK6 PERFORMANCE MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

(Expressed in United States dollars)

December 31, 2007

ASSETS

Cash and cash equivalents	$ 32,563,530
Investments in securities, at fair value (cost $1,889,431,469)	2,146,940,815
Interest and dividends receivable (net of withholding taxes of $142,512)	2,547,474
Other assets	38,404
TOTAL ASSETS	**$ 2,182,090,223**

LIABILITIES

Securities sold, not yet purchased, at fair value (proceeds $1,379,816,891)	$ 1,628,985,612
Due to brokers	331,461,849
Members' withdrawals payable	33,487,968
Interest and dividends payable	3,934,337
Accrued expenses	1,076,264
TOTAL LIABILITIES	1,998,946,030
MEMBERS' CAPITAL	183,144,193
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 2,182,090,223**

PEAK6 Performance Management LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Nature of Business

PEAK6 Performance Management LLC (the Company), a Delaware Limited Liability Company, was organized on August 31, 2005, and commenced operations on March 6, 2006. The limited liability company operating agreement provides, among other things, that the Company shall have a perpetual existence unless and until it is dissolved.

The Company buys and sells equity securities and equity derivative financial instruments. The Company's investment objective is to seek to capitalize on inefficiencies in the U.S. derivative market primarily using a volatility arbitrage strategy.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Company clears the majority of its transactions through its primary clearing broker, Goldman Sachs Execution and Clearing, L.P.

The Company is one of the "masters" in a "master-feeder" fund structure. The Company is a co-master along with PEAK6 Cayman Management Ltd., a Cayman Islands exempted Company. Substantially all of the net assets of the two "feeders," PEAK6 Performance Fund LLC and PEAK6 Performance Fund Ltd. are invested in the two master funds.

PEAK6 Advisors LLC (the Managing Member), a Delaware limited liability company, is the managing member of the Company and is responsible for all trading and operating activities. The Managing Member is registered with the SEC as an investment adviser.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value.

On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" to be sustained by the applicable tax authority. Tax positions not deemed to meet a "more likely than not" threshold may result in a tax expense or benefit in the current year. As a result of a recent deferral for non-public entities by the FASB, adoption of FIN 48 is required for fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the effective date. At this time, the Company is evaluating the implications of FIN 48, and its impact to the financial statements which are not expected to be significant.

Cash and Cash Equivalents

Cash equivalents include short-term investments with maturities of 90 days or less at the time of purchase, including money market funds. Securities satisfying this definition that are an integral part of the trading strategy are excluded from cash equivalents. As of December 31, 2007, cash equivalents included money market fund investments of $30,770,456.

PEAK6 Performance Management LLC

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Investments

Investment transactions, which include securities sold, not yet purchased, are accounted for on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Investments in securities and securities sold, not yet purchased are carried at market or fair value. The Company values investments at independent market prices where readily available. Exchange-traded equity securities are generally valued at a composite price of various exchanges as calculated by the clearing brokers, and exchange-traded equity options are valued at market value based on the midpoint between the bid and ask on the date of valuation. In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value as determined by the Managing Member.

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

Due to Brokers

Net receivables and payables relating to trades pending settlement and cash and margin balances held at the brokers are included in due to brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates.

Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities that qualify as financial instruments under SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, approximate the carrying amounts presented in the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Federal income taxes are not provided for by the Company because taxable income (loss) of the Company is included in the income tax returns of its members. The Company may be subject to certain state and local taxes.

3. Allocation of Net Income or Loss

In accordance with the provisions of the Confidential Private Placement Memorandum, net income or loss of the Company is generally allocated to all members in proportion to their respective capital accounts.

While it is not a significant part of the Company's investment strategy, the Company may invest in "New Issues." Profits and losses attributable to any New Issues acquired by the Company are required, pursuant to applicable rules of the National Association of Securities Dealers (NASD), to be allocated generally to members who are not deemed to be "restricted" as defined by the NASD Rule 2790.

4. Risk Management

The Company is subject to market and credit risk associated with changes in the value of the underlying financial instruments, as well as the loss of appreciation if a counterparty fails to perform. The Managing Member takes an active role in managing and controlling the Company's market and counterparty risks.

Market Risk

The Company monitors the risk parameters and expected volatility of individual positions and the Company's aggregate portfolio. The Company has developed and uses proprietary statistical models to identify systemic portfolio risk, as well as specific position risk. While the Company may seek to mitigate certain portfolio risks in an effort to increase the proportion of the Company's return attributable to perceived high value-added risk exposures, the Company does not attempt to mitigate all market or other risks inherent in the Company's positions.

4. Risk Management (continued)

Options are contracts that grant the holder, for a premium payment, either the right to purchase or sell a financial instrument at a specified price within a specified time or on a specified date from or to the writer of the option. Options written by the Company do not give rise to counterparty credit risk, as they obligate the Company and not its counterparty to perform. Options written by the Company are subject to off-balance-sheet risk, as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Credit Risk

The Company attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The Company analyzes the credit risks associated with the Company's counterparties, intermediaries, and service providers. A significant portion of the Company's positions, including due from brokers, are held at institutions of high credit standing.

For the period ended December 31, 2007, the Company's derivatives trading was limited to exchange-traded instruments. For exchange-traded options, the clearing organizations that act as counterparties bear the risk of delivery to and from counterparties and have substantial financial resources.

5. Net Capital Requirement

The Company is registered as a broker-dealer with the SEC and is subject to the SEC's net capital rule (Rule 15c3-1). The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000. As of December 31, 2007, the Company had net capital of $72,018,873, which was $69,714,591 in excess of its required net capital. At December 31, 2007, its percentage of aggregate indebtedness to net capital was 47.99%.

Rule 15c3-1 may effectively restrict advances to affiliates or capital withdrawals.

6. Financial Guarantees

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Notes to Statement of Financial Condition (continued)

7. Subsequent Events

For the period from January 1, 2008 to February 27, 2008, the Company recorded additional capital contributions of $3,450,000.

END